The transactions pursuant to the share exchange described in this notice involve securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors may reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese language original, the Japanese-language original shall prevail in all respects.

Securities code: 9919

May 29, 2024

Start of electronic provision measures: May 25, 2024

To our shareholders:

Katsuhiro Hayashi
President and Representative Director
Kansai Food Market Ltd.
5-3-38 Chuo, Itami-shi, Hyogo

Notice of the 65th Annual General Meeting of Shareholders

We are pleased to announce the 65th Annual General Meeting of Shareholders of Kansai Food Market Ltd. (the “Company”), which will be held as described below.

In convening this Annual General Meeting of Shareholders, the Company has taken measures to provide certain information electronically (the “matters subject to measures for electronic provision”) and has posted the matters subject to measures for electronic provision as “Notice of the 65th Annual General Meeting of Shareholders” and “Other Matters Subject to Measures for Electronic Provision (Matters Omitted from Paper Copy)” on the following websites.

[The Company’s website]

https://www.kansai-foodmarket.co.jp/ir/meeting.html

In addition to the above website, the Company has also disclosed the matters subject to measures for electronic provision on the following websites.

[Tokyo Stock Exchange website (TSE listed company information service)]

https://www2.jpx.co.jp/tseHpFront/JJK010010Action.do?Show=Show

Please access the above TSE website (TSE Listed Company Information Service), enter and search for the issue name (company name) or securities code (9919), then select “Basic information” and “Documents for public inspection/PR information” in order.

[Online convocation] (Planned for release on May 29, 2024)

https://s.srdb.jp/9919/ (Japanese only)

You may exercise your voting rights by mail or via the Internet, etc. Please review the attached Reference Documents for the General Meeting of Shareholders and exercise your voting rights either by indicating your approval or disapproval on the enclosed Voting Rights Exercise Form and return it so that it will be delivered to us by 6:00 p.m. on Wednesday, June 19, 2024 (JST), or via the Internet, etc. also by the aforementioned date and time.

1. Date and Time:	Thursday, June 20, 2024, at 10:00 a.m. (Reception desk opens at 9:00 a.m.) (JST)
2. Venue:	Murasaki Hall, 2F, Hotel New Hankyu Osaka
1-1-35 Shibata, Kita-ku, Osaka-shi, Osaka

3. Purpose of the General Meeting of Shareholders

Matters to be reported:

1.	The Business Report and the Consolidated and Non-consolidated Financial Statements for the 65th fiscal year (from April 1, 2023 to March 31, 2024)

2.	The results of audits of the Consolidated Financial Statements by the Financial Auditor and the Audit and Supervisory Committee

Matters to be resolved:

Proposal No. 1:	Dividend of Surplus
Proposal No. 2:	Election of Five Directors (Excluding Directors Who Are Audit and Supervisory Committee Members)
Proposal No. 3	Approval of Share Exchange Agreement Between the Company and H2O RETAILING CORPORATION
Proposal No. 4	Dividend (Special Dividend) of Surplus

〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰

◎ Other matters regarding this notice

(1)	Of the matters subject to measures for electronic provision, the following have been posted on the above websites in accordance with the provisions of relevant laws and regulations and the provisions of Article 13, paragraph 2 of the Company's Articles of Incorporation: Matters Regarding Accounting Auditors, and Company Systems and Policy in the Business Report; Non-consolidated Financial Statements; Consolidated Statement of Changes in Equity and Notes to the Consolidated Financial Statements in Consolidated Financial Statements; the Audit Report; and the Articles of Incorporation and the financial statements, etc. for the most recent fiscal year of H2O Retailing Corporation in the Reference Documents for the General Meeting of Shareholders. Therefore, the above listed matters are not included in the paper copy of the document sent to Shareholders who have requested the delivery of documents in paper copy. The Business Report, Consolidated Financial Statements and Non-consolidated Financial Statements that have been audited by the Audit and Supervisory Committee and the Accounting Auditor consist of the information included in this document as well as the matters provided on the above websites.

(2)	In the event of any modifications to the matters subject to measures for electronic provision before the date of the general meeting of shareholders, the Company will post the modified information on the above websites.

■    Due to the taking effect of the electronic provision program provided for by the amended Companies Act, the Reference Documents for the General Meeting of Shareholders and some related documents are being sent together to shareholders who have not requested the delivery of documents in paper copy by the record date (March 31, 2024) as stipulated by the relevant laws and regulations. On the other hand, shareholders who have requested the delivery of documents in paper copy by the record date will receive a paper copy excluding some of the matters subject to measures for electronic provision, in accordance with the relevant laws and regulations and Article 13, paragraph 2 of the Company's Articles of Incorporation.

■    We have discontinued the practice of handing out gifts to attendees of Annual General Meetings of Shareholders. Thank you for your understanding.

Reference Documents for the General Meeting of Shareholders

Proposal No. 1: Dividend of Surplus

The Company’s basic policy is to continually issue dividends at a stable level to shareholders while considering the internal reserves necessary to enhance the business foundation.

Based on this policy, the Company proposes the following as the year-end dividend for the fiscal year under review, with the retained earnings brought forward as the fund source in consideration of the Company’s business performance and future business environment.

Year-end dividend

(1)    Type of dividend property

Cash

(2)    Allotment of dividend property to shareholders and its aggregate amount

¥10 per common share of the Company

Total dividend: ¥570,752,060

This will result in the annual dividend, including the interim dividend (¥8 per share), being ¥18 per share.

(3)    Effective date of the dividend of surplus

June 21, 2024

Proposal No. 2: Election of Five Directors (Excluding Directors Who Are Audit and Supervisory Committee Members)

At the conclusion of this general meeting of shareholders, the terms of office of all five currently serving Directors (excluding Directors who are Audit and Supervisory Committee Members; the same applies hereinafter in this proposal) will expire. Therefore, the Company proposes the election of five Directors.

The candidates for Directors are as follows:

Candidate No. 1

Re-election

Katsuhiro Hayashi

Date of birth: January 20, 1958

Number of the Company's shares owned: 5,200

Career summary, position and responsibility in the Company

Apr. 1982	Joined Hankyu Department Stores, Inc. (current H2O RETAILING CORPORATION)
Jun. 2009	Director and Executive Officer, H2O RETAILING CORPORATION
Jun. 2009	Executive Officer, Hankyu Hanshin Department Stores, Inc.
Apr. 2012	Director and Executive Officer, Hankyu Hanshin Department Stores, Inc.
Apr. 2014	Director and Managing Executive Officer, H2O RETAILING CORPORATION
Apr. 2014	Director, Managing Executive Officer, Hankyu Hanshin Department Stores, Inc.
Apr. 2015	Representative Director and Senior Managing Executive Officer, H2O RETAILING CORPORATION
Apr. 2015	Representative Director, Senior Managing Executive Officer, Hankyu Hanshin Department Stores, Inc.
Apr. 2017	Representative Director and Executive Vice President, H2O RETAILING CORPORATION (current position)
Nov. 2019	President and Representative Director, H2O Foods Group Co., Ltd. (current position)
Dec. 2021	President and Representative Director of the Company (current position)
Apr. 2023	President and Representative Director, Izumiya • Hankyu Oasis Co., Ltd. (current position)
Apr. 2024	Director, Kansai Super Market Ltd. (current position)

Significant concurrent positions outside the Company

Representative Director and Executive Vice President, H2O RETAILING CORPORATION
President and Representative Director, Izumiya • Hankyu Oasis Co., Ltd.
President and Representative Director, H2O Foods Group Co., Ltd.
Director, Kansai Super Market Ltd.

Reasons for nomination

Katsuhiro Hayashi has abundant work experience mainly in the business administration and compliance departments of H2O RETAILING CORPORATION. Since 2019, he has served as President and Representative Director of H2O Foods Group Co., Ltd., handling the business administration of the food business of the company and leading the restructuring of the business. In December 2021, he took office as President and Representative Director of the Company. He has a wealth of experience, achievements and knowledge, and therefore was re-nominated as a candidate for Director, as we believe that he is an appropriate person for the continuous improvement of the corporate value of the Company.

Candidate No. 5

New election

Jun Nakanishi

Date of birth: January 26, 1971

Number of the Company's shares owned: 10,700

Career summary, position and responsibility in the Company

Apr. 1994	Joined Kansai Super Market Ltd. (current Kansai Food Market Ltd.)
Jul. 2014	Manager of Sales Promotion Group, Kansai Super Market Ltd.
Oct. 2016	Manager of Administrative Planning Group, Kansai Super Market Ltd.
Jan. 2017	Executive Officer and Manager of Administrative Planning Group, Kansai Super Market Ltd.
Jun. 2017	Director and General Manager of Administrative Planning Office, Kansai Super Market Ltd.
Jun. 2018	Managing Director and General Manager of Administrative Planning Office, Kansai Super Market Ltd.
Sep. 2021	Director, KS Split Preparation Ltd.
Oct. 2021	Executive Director and General Manager of Administrative Planning Office, Kansai Super Market Ltd.
Dec. 2021	Executive Officer and Executive Director of Grocery Supermarket Company, Kansai Super Market Ltd.
Feb. 2022	Executive Director and General Manager of Administrative Planning Office, Kansai Super Market Ltd. (Changed company name from KS Split Preparation Ltd.)
Apr. 2022	Executive Director and General Manager of Sales Division, Kansai Super Market Ltd.
Apr. 2024	President and Representative Director, General Manager of Sales Division, Kansai Super Market Ltd. (current position)

Significant concurrent positions outside the Company

President and Representative Director, Kansai Super Market Ltd.
President and Representative Director, KSP Co., Ltd.

Reasons for nomination

Jun Nakanishi has abundant work experience related to grocery supermarkets. He was engaged in management as Executive Director of Kansai Super Market Ltd and took office as President and Representative Director of the same company in April 2024. He has a wealth of experience, achievements and knowledge, and therefore was nominated as a candidate for Director, as we believe that he is an appropriate person for the continuous improvement of the corporate value of the Company.

(Notes)	1.	The sections of “Career summary, position and responsibility in the Company” and “Significant concurrent positions outside the Company” of each candidate indicate the positions and duties that they currently have or have had in the past ten years as an executive of H2O RETAILING CORPORATION, our parent company, or its subsidiaries, etc.

2.	Katsuhiro Hayashi is Representative Director and Executive Vice President of H2O RETAILING CORPORATION and President and Representative Director of its subsidiary, H2O Foods Group Co., Ltd. These two companies engage in the following transactions with the Company and its subsidiaries.

・	The Company borrows funds from H2O RETAILING CORPORATION. The Company also pays its share of the Group's operating cost to H2O RETAILING COMPANY.

・	The Company’s subsidiary, Izumiya・Hankyu Oasis Co., Ltd. has lease and rental transactions of real estate as well as funds lending and borrowing transactions with H2O RETAILING CORPORATION. Izumiya・Hankyu Oasis Co., Ltd. also pays information systems usage fees to H2O RETAILING CORPORATION,

・	Izumiya・Hankyu Oasis Co., Ltd. leases real estate to, as well as paying outsourcing fees to, H2O Foods Group Co., Ltd.

・	In addition to the above, the Company’s subsidiaries purchase products from subsidiaries of H2O RETAILING CORPORATION.

3.	Other than the interests described in 2. above, there is no special interest between any of the candidates and the Company.

4.	The Company has entered into a directors and officers liability insurance contract naming the candidates as the insureds with an insurance company pursuant to Article 430-3, paragraph (1) of the Companies Act. If an insured person is sued for damages due to his/her act committed or not committed (omission) in his/her capacity as a director or officer of the Company, damages, legal costs, etc. will be covered under the insurance contract. As the policyholder, the Company bears the cost of the insurance. Candidates who are elected and take office as Directors will continue to be insureds under the insurance contract.

5.	On February 1, 2022, the Company conducted a company split to have KS Split Preparation Co., Ltd. succeed to all business operated by the Company, and changed the company name to “Kansai Food Market Ltd.” On the same day, KS Split Preparation Co., Ltd. changed its name to “Kansai Super Market Ltd.”

6.	On October 1, 2007, Hankyu Department Stores, Inc. conducted a company split to have the newly established Hankyu Department Stores, Inc. succeed to the department store business, and changed its company name to “H2O RETAILING CORPORATION.” Furthermore, on October 1, 2008, the newly established Hankyu Department Stores, Inc. merged with Hanshin Department Store, Ltd., and changed its company name to “Hankyu Hanshin Department Stores, Inc.”

7.	On July 1, 2016, Izumiya Co., Ltd. (whose company name changed to “H2O Asset Management Co., Ltd.,” followed by dissolution on April 1, 2021 due to its absorption-type merger with Hankyu Hanshin Department Stores, Inc.) conducted a company split to have the newly established Izumiya Co., Ltd. succeed to the retail business.

8.	On June 1, 2016, Hanshoku Co., Ltd. changed its company name to Hankyu Oasis Co., Ltd.

9.	On April 1, 2023, Izumiya CO., Ltd. and Hankyu Oasis Co., Ltd. merged, and the surviving company Hankyu Oasis Co., Ltd. changed its company name to “Izumiya • Hankyu Oasis Co., Ltd.”

(Planned) Skill Matrix of Directors after This General Meeting of Shareholders

If Proposal No. 2 is approved as originally proposed, the skill matrix of the Directors (including Directors who are Audit and Supervisory Committee Members) will be as follows:

	Business administration	Finance and accounting	Legal and risk management	Industry knowledge	DX & IT	HR development & labor management
Katsuhiro Hayashi	○		○	○		○
Tomoyuki Umemoto	○			○		○
Yasuto Nagata	○			○		○
Gaku Watanabe	○	○			○
Jun Nakanishi	○			○
Toshimitsu Konishi	○	○	○
Shigeo Mori			○
Yoshihiro Nishiguchi	○	○
Chie Sawa						○

※ The above matrix does not represent all knowledge, experience, and skills of the (candidate) Directors.

Proposal 3: Approval of Share Exchange Agreement Between the Company and H2O Retailing Corporation

The Company and H2O Retailing Corporation (“H2O Retailing”; collectively with the Company, the “Companies”), at their respective Board of Directors meeting held on May 15, 2024, made a decision to undertake a share exchange whereby H2O Retailing and the Company will be the wholly-owning parent company and the wholly-owned subsidiary, respectively (the “Share Exchange”). On the same day, the Companies entered into a share exchange agreement with each other (the “Share Exchange Agreement”), as detailed below.

Accordingly, the Company proposes that shareholders approve the Share Exchange Agreement.

The Share Exchange is scheduled to be consummated effective as of July 31, 2024: (i) by H2O Retailing through the simplified share exchange procedure without the approval of its general meeting of shareholders, pursuant to the provisions of Article 796, paragraph (2) of the Companies Act; and (ii) by the Company after the Share Exchange Agreement is approved by a resolution at this general meeting of shareholders.

The Share Exchange Agreement provides to the effect that the agreement shall cease to be valid if Proposal No. 4, “Dividends (Special Dividends) of Surplus,” is not approved as originally planned at this general meeting of shareholders.

If this proposal is approved, the effective date of the Share Exchange (estimated at July 31, 2024) will be preceded by the delisting of the common stock of the Company (the “Company Stock”) as of July 29, 2024 on the Standard Market of Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) (with the last trading date being scheduled for July 26, 2024).

The reasons for the Share Exchange and brief details, etc. of the Share Exchange Agreement are as follows.

1.	Reasons for the Share Exchange

As of March 31, 2024, the H2O Retailing Group (meaning the company group consisting of H2O Retailing and its 47 consolidated subsidiaries and 9 equity method affiliates; the same applies hereinafter) has developed with the aim of becoming an indispensable presence in local communities mainly in the Kansai region, by operating a wide range of businesses including a department store business running the Hankyu Department Store and the Hanshin Department Store, a food business ranging from food manufacturing and processing to food sales at and food delivery from food supermarkets, and a commercial facility business running shopping centers and commercial hotels.

On the other hand, the Company was established in July 1959 under the name of Sogo Sangyo Kabushiki Kaisha. It mainly operated the business of running food supermarkets in the Kansai region. In August 1974, the company changed its trade name to Kansai Super Market Ltd. On November 14, 2016, the Company (whose then-trade name was Kansai Super Market Ltd.) allotted 3,200,000 shares of its stock (corresponding to 10.17% of all voting rights in the Company [whose then-trade name was Kansai Super Market Ltd.] at the time of issuance of the shares) to H2O Retailing pursuant to a capital and business alliance agreement between the Companies, which made H2O Retailing the largest shareholder of the Company (whose then-trade name was Kansai Super Market Ltd.). On December 15, 2021, the Company (whose then-trade name was Kansai Super Market Ltd.) integrated its operations with the H2O Retailing Group through a share exchange whereby the Company (whose then-trade name was Kansai Super Market Ltd.) became the wholly-owning parent company of two of the wholly-owned subsidiaries of H2O Retailing, namely, Izumiya Co., Ltd. (“Izumiya”) and Hankyu Oasis Co., Ltd. (“Hankyu Oasis”), and whereby Izumiya and Hankyu Oasis became wholly-owned subsidiaries of the Company (whose then-trade name was Kansai Super Market Ltd.) (the “Management Integration”). The Management Integration made the Company (whose then-trade name was Kansai Super Market Ltd.) a member of the H2O Retailing Group. As a result of this share exchange, H2O Retailing acquired 33,834,909 shares of the stock of the Company (whose then-trade name was Kansai Super Market Ltd.). Together with the 3,200,000 shares already held by it, H2O Retailing became a holder of a total of 37,034,909 shares in the Company (whose then-trade name was Kansai Super Market Ltd.) (corresponding to 58.00% of all voting rights in the Company [whose then-trade name was Kansai Super Market Ltd.] at the time when the share exchange came into effect). This made H2O Retailing the parent company of the Company.

Subsequently, in February 2022 the Company (whose then-trade name was Kansai Super Market Ltd.) transitioned to an intermediate holding company system through an absorption-type company split of all of its business, including the operation of supermarkets, into KS Split Preparation Co., Ltd., which was a newly established wholly-owned subsidiary of the Company. Then, the Company and KS Split Preparation Ltd. changed their respective trade names to their respective current trade names of Kansai Food Market Ltd. and Kansai Super Market Ltd., respectively. As a result, the Company made a new start as a food supermarket group having the “new” Kansai Super Market Ltd. (“Kansai Super Market”), Izumiya, and Hankyu Oasis under its umbrella and operating one of the largest numbers of stores in the Kansai region. In April 2023, the Company conducted an absorption-type merger in which Hankyu Oasis and Izumiya were the surviving company and the extinct company, respectively. Hankyu Oasis then changed its trade name to Izumiya • Hankyu Oasis Co., Ltd. (“Izumiya Hankyu Oasis”), before the formation of the current group structure of the Company. As of May 15, 2024, H2O Retailing holds 37,034,909 shares of the Company Stock (64.89% [after being rounded off to two decimal places; the same applies hereinafter in the calculation of shareholding ratios] of the balance of the total number of issued shares as of March 31, 2024 after subtracting therefrom the number of treasury shares [6,783,598 shares] held by the Company [57,075,206 shares].)

Since the Management Integration, the Company Group (meaning the company group consisting of the Company and its three consolidated companies; the same applies hereinafter) has aimed, as a member of the H2O Retailing Group, to contribute to people living in the Kansai region through “food,” towards achieving the group vision: “To be a customer’s lifestyle partner to enrich their hearts through offering ‘fun, happy and tasty’ experiences.”” In conjunction with this, the Company has, since the Management Integration, worked to further increase its corporate value through: conducting a structural reform such as standardization of store operation, merchandise procurement, etc. at Izumiya Hankyu Oasis; classifying and organizing store formats based on marketing area, location, and store size to achieve synergies from the Management Integration; and promoting various measures that have been taken by the post-Management Integration Company Group as one unit in various fields, such as store operation, payment, manufacturing and development, logistics, process center, system, and headquarters function.

However, the food supermarket industry has become more severe due not only to the changes in the business environment that have previously taken place, such as the shrinking retail market caused by the declining birthrate and the aging population, the population decline, etc., or the intensifying competition due to market entry by drug stores, E-commerce companies, and other competitors from other categories of business, but also to the persistent price sensitivity of consumers and the corresponding market penetration of discounters, among other things. There have also been major changes in the business environment that were not quite expected at the time of Management Integration, such as labor shortage and difficulty hiring caused by the declining labor population and the diversification of work styles, as well as rapid changes in the cost structure associated with the inflation caused by, among other things, the rising minimum wage and logistic and energy costs and the surging fuel costs and import prices resulting from a weak yen. We believe that, amid these significant changes in the environment surrounding the food supermarket industry, it is becoming increasingly more difficult for the Company to continuously expand its business.

In addition, while the Company made Izumiya and Hankyu Oasis its wholly-owned subsidiaries through the Management Integration in December 2021, the Company has not been regarded as the substantial surviving company under the Tokyo Stock Exchange’s Securities Listing Regulations, and has been pending a review as to whether it is the substantial surviving company. This pending period ends on March 31, 2025. However, although the Company has done its best to meet such review criteria, it is not likely at this moment that the Company would meet the review criteria which are based on the initial listing requirements. Furthermore, while the Company Stock was transferred to the Standard Market of the Tokyo Stock Exchange as a result of the reorganization of the Tokyo Stock Exchange’s market categories that took place in April 2022, the company did not meet the continued listing requirements of the Standard Market of the Tokyo Stock Exchange in terms of circulating share ratio as of March 31, 2023, nor is it so easy for the Company at this moment to take steps to meet the continued listing requirements, in light of its shareholder composition in which H2O Retailing was its parent company.

Based on its recognition of the issue described above, H2O Retailing held a series of internal discussions from around January 2024 as to the strategy for and the direction of the food business in the H2O Retailing Group. These discussions reached a conclusion that it would be necessary to build deeper cooperation by making the food business the “second mainstay” of the H2O Retailing Group, next to the department store business, to accommodate efforts to resolve the issue in the Company Group. H2O Retailing then moved on to consider making the Company a wholly-owned subsidiary of H2O Retailing. Specifically, an analysis was performed from viewpoints such as: the consistency of the intended action with H2O Retailing’s business strategies; the synergies that can be generated by the Companies; the impact on the minority shareholders of the Company; the financial impact on H2O Retailing; and the impact on the interests of the shareholders of H2O Retailing. This analysis led to a conclusion that it would be best to aim to increase the corporate value of the entire H2O Retailing Group, including the Company Group, by making the Company a wholly-owned subsidiary of H2O Retailing through a share exchange, which would achieve more integrated management of the group, such as making more effective use of management resources through further reinforcement of the collaborative system and achieving optimal distribution of management resources by eliminating overlapping functions. Accordingly, on March 1, 2024, H2O Retailing made a proposal for the Share Exchange to the Company.

As described above, the Company Stock has been pending a review by the Tokyo Stock Exchange as to whether the Company is the substantial surviving company, and it is unlikely that the Company Stock would be found to meet the review criteria which are based on the initial listing requirements. For this reason, the Company believed that it must discuss an appropriate capital policy for it as soon as possible, including whether to continue the listing of the Company Stock. Under those circumstances, the Company established, by a resolution adopted at its Board of Directors meeting held on February 19, 2024, a special committee consisting of (i) external experts with no interests in H2O Retailing as the controlling shareholder of the Company and (ii) the outside directors of the Company (the “Special Committee”), with the aim of having the committee discuss the capital policy mentioned above in a position independent from H2O Retailing and the Company, by eliminating potential structural conflicts of interest with H2O Retailing as the parent company and the controlling shareholder of the Company. The Special Committee began discussions on various choices regarding an appropriate capital policy for the Company, including continuing the listing of the Company Stock or going private. Subsequently, on March 1, 2024, the Company received from H2O Retailing a proposal for the Share Exchange intended to make the Company a wholly-owned subsidiary of H2O Retailing. In response, the Company, during discussion on the proposal for the Share Exchange at its Board of Directors meeting held on March 8, 2024, consulted the Special Committee on (i) whether the committee would recommend to the Company’s Board of Directors that the Share Exchange be implemented, and (ii) whether a decision by the Company’s Board of Directors related to the implementation of the Share Exchange would create disadvantages to the minority shareholders of the Company (the “Consultative Matters”), with the aim of: ensuring the fairness of the Share Exchange by eliminating potential structural conflicts of interest with H2O Retailing as the parent company and the controlling shareholder of the Company; and seeking advice from the committee as to whether a decision by the Company’s Board of Directors to implement the Share Exchange would create disadvantages to the minority shareholders of the Company. In discussing the Consultative Matters, the Special Committee was supposed to: (a) discuss and judge the reasonableness of implementing the transaction from the viewpoint of whether or not the transaction would contribute to increasing the corporate value of the Company; and (b) discuss and judge the validity of the terms of the transaction and the fairness of the processes of the transaction from the viewpoint of protecting the interests of the minority shareholders of the Company.

Through the Special Committee, the Company discussed various potential choices that can be made by it. Starting from March 1, 2024, the Company carefully negotiated and discussed with H2O Retailing the proposal for the Share Exchange received from H2O Retailing. These efforts brought an understanding to the Company that becoming a wholly-owned subsidiary of H2O Retailing through the Share Exchange would resolve the issue in the capital structure of the Company, as well as creating more advantages than disadvantages from the viewpoint of increasing the corporate value of the Company.

The Share Exchange will completely resolve the structural conflicts of interest arising between the minority shareholders of the Company and H2O Retailing as a result of cessation of the parent-subsidiary listing. We believe that this will allow expeditious implementation of optimal measures in the entire group, which has been difficult to achieve for corporate governance reasons, and that this would bring the Companies the advantage of being able to promptly respond to changes in the business environment.

Specifically, we intend, among other things, to: increase efficiency by sharing human resources and facilities between the Company Group and the H2O Retailing Group; reduce costs by taking advantage of economy of scale through joint purchase; increase efficiency by integrating services that are common to both groups, such as logistics services; balance between high functionality of systems and cost reduction, through centralizing the development and operation of IT systems and standardizing IT infrastructure, such as servers and networks; further activate transactions between the food manufacturing subsidiaries of H2O Retailing and the Company Group; reinforce merchandizing through integrated/joint development of products, including private brands (PBs), etc.; utilizing the courier subsidiaries of H2O Retailing in E-commerce by the Company Group; and provide the Company Group with the business strategy development function and implementation supporting function of H2O Foods Group Co., Ltd., which is a wholly-owned subsidiary of H2O Retailing. In addition, we believe that it will be possible in the future to: promote enclosure of customers of the Companies’ respective groups by issuing membership; and improve sales strategy by building a common customer database and analyzing data from the database.

We believe that making the Company a wholly-owned subsidiary of H2O Retailing will also eliminate the risk of the Company Stock failing to meet the continued listing requirements and causing financial damage to the minority shareholders of the Company. In addition, the minority shareholders of the Company, who will become shareholders of H2O Retailing after the Share Exchange, are likely to enjoy economic benefits brought by the increased corporate value generated by synergies between the Company Group and the H2O Retailing Group. Furthermore, amid the situation where a listed company is under the increasing burden of efforts and costs to create and maintain its system as required of a listed company, we are convinced that the transaction will reduce the Company’s workload and costs to maintain its listed status.

After the Share Exchange, the Company will be delisted, which means that it will lose the general advantages of being listed such as: diversified methods of financing through equity financing; the company’s increased recognition, which increases its creditworthiness and has a positive effect on its hiring activities; and the increased credibility of its financial affairs brought by being subject to financial audit. However, we are convinced that the disadvantages of being delisted will be very limited and be vastly outweighed by the advantages of implementing the Share Exchange, for reasons such as the following: (i) the Company has not raised funds through equity financing since November 2016, suggesting that losing the method of equity financing will not bring substantial disadvantages for the company’s financing; (ii) the Company Group is already well known in the Kansai region for its long business history and the achievements of its business that has been developed in a community-based manner, which appears to indicate that going private entails a limited risk of reduced recognition and will have limited adverse impact on its recruitment activities, etc.; and (iii) the credibility of the Company’s financial affairs is likely to be maintained, since the Company will be subject to financial audit of consolidated subsidiaries of H2O Retailing after becoming a wholly-owned subsidiary of H2O Retailing.

After careful discussions between the Companies based on the points described above, the Companies reached the same understanding that making the Company a wholly-owned subsidiary of H2O Retailing through the Share Exchange will contribute to increasing the corporate value of the Companies. Accordingly, the Companies discussed and agreed upon the terms and conditions of the Share Exchange, including the allotment ratio. On May 15, 2024, the Companies adopted a resolution for the Share Exchange at their respective Board of Directors meetings for the purpose of making the Company a wholly-owned subsidiary of H2O Retailing, and executed the Share Exchange Agreement.

In the Share Exchange Agreement, the Companies agree that a special dividend of 100 yen per share of the Company Stock (the “Special Dividend”) will be paid to shareholders of the Company Stock registered or recorded in the final shareholder registry on the day preceding the effective date of the Share Exchange (July 31, 2024 [estimate]), on condition that the Share Exchange Agreement is approved at this general meeting of shareholders and that the Share Exchange has not been cancelled and is expected with reasonable certainty to become effective. For the Special Dividend, please refer to Proposal No. 4, “Dividend (Special Dividend) of Surplus.”

2.	Brief Details of the Share Exchange Agreement

Brief details of the Share Exchange Agreement are as follows:

Share Exchange Agreement (Copy)

H2O Retailing Corporation (“H2O Retailing”) and Kansai Food Market Ltd. (“KFM”) hereby enter into this Share Exchange Agreement (the “Agreement”) as of May 15, 2024 (the “Execution Date”), as follows.

Article 1 (Method of Share Exchange)

Subject to the provisions of this Agreement, H2O Retailing and KFM shall undertake a share exchange whereby H2O Retailing and KFM will be the wholly-owning parent company in the share exchange and the wholly-owned subsidiary in the share exchange, respectively (the “Share Exchange”).

Article 2 (Trade Name and Address)

H2O Retailing’s and KFM’s respective trade names and addresses are as follows:

(1)	H2O Retailing: the wholly-owning parent company in the share exchange Trade name: H2O Retailing Corporation Address: 8-7 Kakudacho, Kita-ku, Osaka-shi, Osaka

(2)	KFM: the wholly-owned subsidiary in the share exchange Trade name: Kansai Food Market Ltd. Address: 5-3-38 Chuo, Itami-shi, Hyogo

Article 3 (Cash or Other Property to Be Delivered upon the Share Exchange and Provisions Concerning Their Allocation)

1.	Upon the Share Exchange, H2O Retailing shall deliver to the shareholders of KFM as at the time immediately preceding the time at which the Share Exchange takes effect (the “Base Time”) (excluding H2O Retailing; the “Allotted Shareholders”) shares of H2O Retailing in the number calculated by multiplying the total number of shares of KFM held by the Allotted Shareholder by a factor of one (1).

2.	Upon the Share Exchange, H2O Retailing shall allot shares of H2O Retailing to each of the Allotted Shareholders at the ratio of one (1) share of H2O Retailing for each share of KFM held by each such Allotted Shareholder.

Article 4 (Provisions Concerning H2O Retailing’s Capital and Reserves)

The amounts by which H2O Retailing’s capital and reserves will increase as a result of the Share Exchange shall be determined appropriately by H2O Retailing in accordance with the provisions of Article 39 of the Regulation on Corporate Accounting.

Article 5 (Effective Date)

The Share Exchange shall take effect on July 31, 2024 (the “Effective Date”). However, the Effective Date may be modified by consultation and agreement between H2O Retailing and KFM if such modification is necessary due to the progress of the procedures for the Share Exchange or for other reasons.

Article 6 (Resolutions of the General Meeting of Shareholders)

1.	H2O Retailing will not obtain the approval of its general meeting of shareholders for this Agreement, pursuant to the provisions of Article 796, paragraph (2) of the Companies Act. However, if H2O Retailing is required to obtain the approval of its general meeting of shareholders for this Agreement under the provisions of paragraph (3) of the same article, H2O Retailing shall, no later than the day preceding the Effective Date, call for a resolution by its general meeting of shareholders approving this Agreement and relating to other matters necessary for the Share Exchange.

2.	No later than the day preceding the Effective Date, KFM shall call for a resolution by its general meeting of shareholders approving this Agreement and relating to other matters necessary for the Share Exchange (individually, or collectively with the resolution that may be adopted under the preceding paragraph if H2O Retailing is required to call for the same by its general meeting of shareholders, a “Resolution of General Meeting of Shareholders Approving the Share Exchange”).

Article 7 (Duty of Due Care of a Prudent Manager)

During the period commencing on the Execution Date and ending on the Effective Date, the parties hereto shall, and shall procure that their respective subsidiaries will, execute their respective operations and manage their respective assets by fulfilling the duty of due care of a prudent manager. If, at any time during the above period, either party hereto intends to engage in, or have any of its subsidiaries engage in, any act that may have a material impact on such party’s or its relevant subsidiary’s assets or rights and obligations or may have a material impact on the consummation or the conditions of the Share Exchange, such party shall consult and agree in writing with the other party in advance of engaging in the act.

Article 8 (Restrictions on Dividends of Surplus)

1.	H2O Retailing may pay a dividend of surplus of no more than 15.5 yen per share with the record date of March 31, 2024.

2.	KFM may pay a dividend of surplus of no more than 10 yen per share with the record date of March 31, 2024.

3.	KFM may pay a dividend of surplus of 100 yen per share (a special dividend; the “Special Dividend”) with the record date of the day preceding the Effective Date of the Share Exchange, on condition that this Agreement is approved by a Resolution of General Meeting of Shareholders Approving the Share Exchange at its annual general meeting of shareholders scheduled for June 20, 2024 and that the Share Exchange has not been cancelled and is expected with reasonable certainty to become effective.

4.	Except as set forth in the preceding three paragraphs, neither party shall adopt a resolution for a dividend of surplus with the record date occurring after the Execution Date and before the Effective Date.

Article 9 (Cancellation of Treasury Shares of KFM)

If this Agreement is approved by a Resolution of General Meeting of Shareholders Approving the Share Exchange adopted by KFM’s general meeting of shareholders, KFM shall cancel, at the time immediately preceding the Base Time and by a resolution adopted at its Board of Directors meeting to be held no later than the day before the Effective Date, all of the treasury shares held by it at the time immediately preceding the Base Time (including any shares that may be acquired by KFM in response to dissenting shareholders’ exercise of their appraisal rights granted under Article 785, paragraph (1) of the Companies Act that may be exercised in the course of the Share Exchange).

Article 10 (Amendment of the Conditions of the Share Exchange; Termination)

The parties may, upon mutual consultation and agreement, modify the conditions of the Share Exchange or other terms and conditions of this Agreement or terminate this Agreement if, at any time during the period commencing on the Execution Date and ending on the Effective Date: (i) any material changes occur to either party’s assets or financial condition; (ii) any circumstances occur or are discovered that constitute a material hindrance to the consummation of the Share Exchange; or (iii) it otherwise becomes difficult to achieve the purpose of the Share Exchange.

Article 11 (Effect of the Share Exchange and This Agreement)

This Agreement shall cease to be valid if, on or before the day preceding the Effective Date: (i) this Agreement is not approved by a Resolution of General Meeting of Shareholders Approving the Share Exchange adopted by H2O Retailing’s or KFM’s general meeting of shareholders; (ii) the Special Dividend is not approved by a Resolution of General Meeting of Shareholders Approving the Share Exchange adopted by KFM’s general meeting of shareholders; or (iii) this Agreement is terminated under the preceding article.

Article 12 (Governing Law and Court of Competent Jurisdiction)

1.	This Agreement is governed by, and construed in accordance with, the laws of Japan.

2.	The parties agree that the district court having jurisdiction over the registered office address of the defendant has exclusive jurisdiction in the first instance over any dispute relating to this Agreement between the parties.

Article 13 (Matters for Consultation)

Any matters necessary for the Share Exchange other than the provisions of this Agreement shall be specified by consultation and agreement between H2O Retailing and KFM in accordance with the spirit of this Agreement.

(The Remainder of This Page Is Intentionally Left Blank)

In Witness Whereof, this Agreement has been executed in duplicate, with H2O Retailing and KFM to each retain one copy after both have hereunto affixed their respective names and seals.

May 15, 2024

H2O Retailing:	Naoya Araki
President and Representative Director
H2O Retailing Corporation
8-7 Kakudacho, Kita-ku, Osaka-shi, Osaka

KFM:	Katsuhiro Hayashi
President and Representative Director
Kansai Food Market Ltd.
5-3-38 Chuo, Itami-shi, Hyogo

3.	Outline of the Particulars Prescribed in Article 184, Paragraph (1) (Excluding Items (v) and (vi)) of the Regulations for Enforcement of the Companies Act

(1) Matters concerning the appropriateness of the consideration for the exchange

(I) Details of allotment of shares in the Share Exchange

	H2O Retailing (Wholly-owning parent company in share exchange)	The Company (Wholly-owned subsidiary in share exchange)
Allotment ratio for the Share Exchange	1	1
Number of shares to be delivered upon the Share Exchange	Common stock of H2O Retailing: 20,040,297 shares (estimate)

Note 1: Share allotment ratio

1 share of common stock of H2O Retailing (“H2O Retailing Stock”) will be allotted and delivered per share of the Company Stock. However, no shares will be allotted in the Share Exchange for the shares of the Company Stock held by H2O Retailing at the Base Time (as defined below). Please note that the above allotment ratio for the Share Exchange (the “Share Exchange Ratio”) is subject to change by negotiation and agreement between the Companies in the event of significant changes in the conditions based on which the Share Exchange Ratio was calculated.

Note 2: Number of shares of H2O Retailing Stock to be delivered upon the Share Exchange

In the Share Exchange, H2O Retailing will deliver to the shareholders of the Company (meaning the shareholders after cancellation of the treasury shares described below and excluding H2O Retailing) as at the time immediately before H2O Retailing’s acquisition, through the Share Exchange, of all issued shares of the Company (excluding the shares of the Company Stock held by H2O Retailing) (the “Base Time”), the number of shares of H2O Retailing Stock calculated by multiplying (i) the total of number of shares of the Company Stock held by these shareholders by (ii) a factor of 1, in exchange for the shares of the Company Stock held by these shareholders.

H2O Retailing plans to allocate part of the treasury shares held by it as of May 15, 2024 and any additional treasury shares that may be acquired by it after May 15, 2024 for shares of H2O Retailing Stock to be delivered in the Share Exchange. At this point, H2O Retailing has no plan to issue new shares to be allotted in the Share Exchange. For H2O Retailing’s acquisition of additional treasury shares after May 15, 2024, please see H2O Retailing’s press releases entitled “Announcement of Decision on Matters Concerning Acquisition of Treasury Shares (Acquisition of Treasury Shares under the Articles of Incorporation Pursuant to Article 459, Paragraph (1) of the Companies Act)” and “Announcement on Repurchase of Treasury Shares Through an Off-site Share Repurchase Transaction (ToSTNeT-3) and on Issuance of the 1st and 2nd Series of Stock Acquisition Rights Through Third-party Allotment (Acquisition of Treasury Shares by the method of Accelerated Share Repurchase)” announced on May 15, 2024.

The Company plans to cancel, at the Base Time and by a resolution adopted at its Board of Directors meeting to be held no later than the day before the effective date of the Share Exchange, all of the treasury shares held by it at the Base Time (including any treasury shares that may be acquired by the Company as a result of purchase of shares in response to dissenting shareholders’ share purchase demands that may be made under Article 785, paragraph (1) of the Companies Act in the course of Share Exchange). The number of shares to be allotted and delivered in the Share Exchange may be modified in the future due to the Company’s cancellation of its treasury shares or for any other reason.

Note 3: Treatment of shares constituting less than one unit

The shareholders of the Company who will hold shares of H2O Retailing constituting less than one unit (i.e., 100 shares) as a result of the Share Exchange will be entitled to use the following programs for the H2O Retailing Stock, pursuant to the provisions of the Articles of Incorporation and the Share Handling Regulations of H2O Retailing. Please note that these shares less than one unit cannot be sold on a financial instruments exchange market.

(i)	Top-up program for shares constituting less than one unit (allowing topping up to 100 shares)

Pursuant to Article 194, paragraph (1) of the Companies Act and H2O Retailing’s Articles of Incorporation, this program entitles a shareholder who holds shares in H2O Retailing constituting less than one unit to purchase from H2O Retailing such number of additional shares as will constitute one unit when combined with the number of shares constituting less than one unit held by the shareholder.

(ii)	Buyback program for shares constituting less than one unit (allowing the sale of shares constituting less than one unit)

Pursuant to Article 192, paragraph (1) of the Companies Act, this program entitles a shareholder who holds shares in H2O Retailing constituting less than one unit to demand that H2O Retailing purchase the shares constituting less than one unit held by the shareholder.

Note 4: Treatment of fractions of less than one share

For the shareholders of the Company who will otherwise be delivered fractions of less than one share of H2O Retailing Stock in the Share Exchange, H2O Retailing will, pursuant to Article 234 of the Companies Act and other relevant laws and regulations, sell shares of H2O Retailing Stock in the number equivalent to the total number of such fractions (with any fraction less than one share in the total number to be rounded down) and pay these shareholders the proceeds of such sale in cash in proportion to the respective numbers of fractional shares that would have otherwise been held by these shareholders.

(II) Grounds for the Details of Allotment of Shares in the Share Exchange

(A) Grounds and reasons for the details of allotment

In order to ensure fairness and appropriateness in determining the Share Exchange Ratio specified above in (I), “Details of allotment of shares in the Share Exchange,”, H2O Retailing and the Company each appointed a third-party valuation institution and various advisors that are independent from the Companies. H2O Retailing appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as its financial advisor and third-party valuation institution and Nishimura & Asahi LPC (“Nishimura & Asahi”) as its legal advisor, while the Company appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as its financial advisor and third-party valuation institution and Mori Hamada & Matsumoto as its legal advisor, before the Companies started full-scale discussions.

As described in “Measures to ensure fairness (including measures to avoid conflicts of interest)” in (D) below, H2O Retailing had careful discussions and considerations based on, among other things, the share exchange ratio valuation report dated May 14, 2024 received from its financial advisor and third-party valuation institution SMBC Nikko Securities, advice from its legal advisor Nishimura & Asahi, and the results of the due diligence investigation of the Company conducted by H2O Retailing during the period from mid-March 2024 to mid-April 2024. In the course of negotiation with the Company, H2O Retailing received from the Company a proposal for implementing the Special Dividend concurrently with the Share Exchange, in order to give consideration to the interests of shareholders of the Company in the Share Exchange. After discussion between the Companies, H2O Retailing concluded that, in light of the significance of the purpose for which the Company would be made a wholly-owned subsidiary of H2O Retailing through the Share Exchange, the purpose and amount of the Special Dividend was reasonable to achieve that purpose, and H2O Retailing agreed to the Company’s implementing the Special Dividend. Thus, H2O Retailing has reached the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of its shareholders even with the Special Division planned to be implemented concurrently with the Share Exchange. Accordingly, H2O Retailing has concluded that conducting the Share Exchange using the Share Exchange Ratio is appropriate.

On the other hand, the Company, as described in “Measures to ensure fairness (including measures to avoid conflicts of interest)” in (D) below, had careful discussions and negotiations based on, among other things: the share exchange ratio valuation report dated May 14, 2024 received from its financial advisor and third-party valuation institution Nomura Securities; advice from its legal advisor Mori Hamada & Matsumoto; the results of the due diligence investigation of H2O Retailing conducted by the Company during the period from mid-March 2024 to mid-April 2024; instructions and advice, as well as the content of the report dated May 15 2024 (for details, please see (iv), “The Company’s establishment of, and receipt of a report from, its non-interested special committee” of “Measures to ensure fairness (including measures to avoid conflicts of interest)” in (D) below), received from the Special Committee; and the share exchange ratio valuation report dated May 14, 2024 received through the Special Committee from Kawakita Certified Public Accountants Office as the financial advisor and third-party valuation institution independently appointed by the Special Committee based on the level of its independence, specialty, and track record. In the course of negotiation with H2O Retailing, the Company made a proposal to H2O Retailing for implementing the Special Dividend concurrently with the Share Exchange, to give consideration to the interests of shareholders of the Company. After discussion between the Companies, the Company obtained H2O Retailing’s agreement to implement the Special Dividend. As a result, by taking also into consideration the Special Division planned to be implemented concurrently with the Share Exchange, the Company has reached the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of its minority shareholders of the Company. Accordingly, the Company has concluded that conducting the Share Exchange using the Share Exchange Ratio is appropriate.

As described above, each of the Companies engaged in a careful review based on, among other things, the results of its due diligence investigation of the other company, using as a reference the results of calculation of the share exchange ratio received from its third-party valuation institution, while conducting repeated careful negotiations and discussions with the other company by comprehensively taking into consideration such factors as the Companies’ respective financial and asset conditions, future prospects, and the Special Dividend planned to be implemented concurrently with the Share Exchange. As a result, H2O Retailing and the Company have reached the conclusion that the Share Exchange Ratio is appropriate and contributes to the interests of their respective shareholders. Accordingly, the Companies have concluded that conducting the Share Exchange using the Share Exchange Ratio is appropriate.

As per the Share Exchange Agreement, the Share Exchange Ratio is subject to change by consultation and agreement between the Companies in the event of any significant changes in the conditions based on which the Share Exchange Ratio was calculated.

(B) Matters concerning valuation

(i)             Names of valuation institutions and their relationships with the Companies

SMBC Nikko Securities, which acts as H2O Retailing’s third-party valuation institution, Nomura Securities, which acts as the Company’s third-party valuation institution, and Kawakita Certified Public Accountants Office, which acts as the Special Committee’s own third-party valuation institution, are all valuation institutions independent from the Companies. None of these valuation institutions is a related party to either of the Companies or has any material interest to be noted in connection with the Share Exchange.

SMBC Nikko Securities is a member of the Sumitomo Mitsui Financial Group, together with Sumitomo Mitsui Banking Corporation (“Sumitomo Mitsui Bank”). Although Sumitomo Mitsui Bank has loan and other transactions with the Companies as part of its ordinary banking transactions, Sumitomo Mitsui Bank has no material interest in the Share Exchange that would generate a conflict of interest with the Companies. H2O Retailing appointed SMBC Nikko Securities as its third-party valuation institution that is independent from the Companies, since H2O Retailing believes that, in light of the following and other facts, there is no problem from a fairness point of view in its engagement of SMBC Nikko Securities to evaluate the share value of the Companies: (i) according to SMBC Nikko Securities, SMBC Nikko Securities has taken appropriate internal measures to prevent adverse effects, such as imposing information barriers between SMBC Nikko Securities’ function responsible for financial advisory services and valuation of the share value of the Companies, on the one hand, and all other functions of SMBC Nikko Securities, on the other hand, and has also built appropriate systems, such as information barriers, for managing conflicts of interest between SMBC Nikko Securities and Sumitomo Mitsui Bank; (ii) even though the fees payable by H2O Retailing to SMBC Nikko Securities in connection with the Share Exchange include a contingency fee payable subject to such conditions as the successful consummation of the Share Exchange, the fact that a contingency fee payable subject to the completion of the Share Exchange is included in the fees payable by H2O Retailing to SMBC Nikko Securities does not deny the independence of SMBC Nikko Securities from H2O Retailing when taking into consideration, among other things, general business practices in similar transactions and whether or not it is appropriate to use a fee system that imposes reasonable financial burden on H2O Retailing if the Share Exchange fails to occur; and (iii) SMBC Nikko Securities has a track record of acting as a third-party valuation institution in similar transactions in the past.

The Company believes that, even though the fees payable by the Company to Nomura Securities in connection with the Share Exchange include a contingency fee payable subject to such conditions as the successful consummation of the Share Exchange, the fact that a contingency fee payable subject to the completion of the Share Exchange is included in the fees payable by the Company to Nomura Securities does not deny the independence of Nomura Securities from the Company when taking into consideration, among other things, general business practices in similar transactions and the financial burden to be incurred by the Company where the Share Exchange fails to occur. The fees payable by the Company to Kawakita Certified Public Accountants Office do not include a contingency fee payable subject to the completion of the Share Exchange; only a fixed-amount fee will be paid to Kawakita Certified Public Accountants Office regardless of the consummation of the Share Exchange.

(ii)	Outline of calculation

(a) Valuation by SMBC Nikko Securities

SMBC Nikko Securities performed valuation by employing the following methods: (a) the market share price analysis, since H2O Retailing and the Company are listed on the Prime Market and the Standard Market, respectively, of the Tokyo Stock Exchange, and their respective market prices are available (in this analysis, the valuation reference date was set at May 14, 2024, and the analysis was performed based on the average share prices [simple average of the closing share prices] in the Prime Market and the Standard Market of the Tokyo Stock Exchange for the one-month period from April 15, 2024 to the valuation reference date, the three-month period from February 15, 2024 to the valuation reference date, and the six-month period from November 15, 2023 to the valuation reference date); (b) the comparable listed company analysis, since there are listed companies comparable to H2O Retailing and those comparable to the Company, which makes it possible to infer their respective share values by this analysis; and (c) the discounted cash flow analysis (the “DCF Analysis”), in order to reflect the Companies’ future business activities in the valuation.

The ranges of the number of shares of the Company Stock that will be allotted per share of H2O Retailing Stock calculated using the valuation methods described above are as follows.

Method used	Calculated range of share exchange ratio
Market share price analysis	0.92 to 1.03
Comparable listed company analysis	0.54 to 1.11
DCF Analysis	0.46 to 1.60

In calculating the share exchange ratio, SMBC Nikko Securities assumed that all published information and all information provided to SMBC Nikko Securities is accurate and complete. SMBC Nikko Securities did not conduct independent verification of the accuracy or completeness of the above information. SMBC Nikko Securities relied upon the information, inferences or forecasts on the assets or liabilities (including derivative transactions, off-balance-sheet assets, off-balance-sheet liabilities, and other contingent liabilities) of the Companies or their respective affiliated companies, including analysis and evaluation of individual assets and liabilities, provided or disclosed by the Companies and did not perform independent valuation, appraisal or assessment of any of the above assets or liabilities, nor did SMBC Nikko Securities engage any third-party institution to appraise or assess the same. SMBC Nikko Securities assumes that the Companies’ financial forecasts (including profit plans and other information) were prepared by the Companies’ respective management teams based on the best estimation and judgment which could be obtained at this point in time. Please note that in H2O Retailing’s financial forecasts based on which SMBC Nikko Securities performed valuation using the DCF Analysis, considerable increases or decreases in profit are expected for some fiscal years. Specifically, a significant increase in operating profit is expected for the fiscal year ending March 31, 2024 (to an operating profit of 26.3 billion yen from that of 11.4 billion yen for the fiscal year ending March 2023, up by 131.3%) due to a rebound from the impact of COVID-19 experienced until the previous fiscal year. A significant decrease in net income is expected for the fiscal year ending in March 31, 2027 (to a net income of 16.7 billion yen from that of 24.7 billion yen for the fiscal year ending March 31, 2026, down by 32.6%) due to a drop in extraordinary income that will result from a transfer of assets scheduled for the preceding fiscal year. Similarly, in the Company’s financial forecasts, considerable increases or decreases in profit are expected for some fiscal years. Specifically, a significant increase in profit is expected for the fiscal year ending March 31, 2024 (to an operating profit of 9.1 million yen from that of 5.9 billion yen for the fiscal year ended March 31, 2023, up by 53.7%) due to increases in sales and improvements in gross profit that will result from the maintenance of cost rates and recovery and increase in the number of customers and the average sale per customer by the Company’s consolidated subsidiaries Izumiya Hankyu Oasis, Kansai Super Market, and KSP Co., Ltd. Another increase in net income is expected for the next fiscal year ending March 31, 2025 (to a net income of 9.2 billion yen from that of 5.7 billion yen for the fiscal year ended March 31, 2024, up by 63.3%), due to improvement in gross profit that will result from increase in sales and due also to decrease in the cost rate of Izumiya Hankyu Oasis. These financial forecasts are not subject to the implementation of the Share Exchange or the Special Dividend.

(b) Valuation by Nomura Securities

Nomura Securities performed valuation of H2O Retailing by employing: (a) the average market share price analysis, since H2O Retailing is listed on the Prime Market of the Tokyo Stock Exchange and its market price is available; (b) the comparable company analysis, since there are listed companies comparable to H2O Retailing, which makes it possible to infer its share value by this analysis; and (c) the DCF Analysis, in order to reflect H2O Retailing’s future business activities in the valuation.

In the average market share price analysis, the valuation reference date was set at May 14, 2024, with the analysis being performed by using: the closing price on the valuation reference date on the Tokyo Stock Exchange; and the simple averages of the closing share prices on the Tokyo Stock Exchange for the five-business-day period and the one-month, three-month, and six-month periods each ending on the valuation reference date.

In the comparable company analysis, J. FRONT RETAILING Co., Ltd., Isetan Mitsukoshi Holdings Ltd., Takashimaya Company, Limited, and Kintetsu Department Store Co., Ltd. were selected as comparable listed companies engaged in business comparable to that of H2O Retailing. The valuation was performed using the multiple of EBITDA to corporate value, the multiple of operating income to corporate value, the multiple of adjusted net income (calculated by multiplying ordinary income by (1-effective tax rate)) to market capitalization, and the multiple of stockholders' equity to market capitalization.

In the DCF Analysis, valuation was performed by discounting to the present value, at a certain discount rate, the future cash flows expected based on the financial forecasts prepared by H2O Retailing for the period from the fiscal year ending March 31, 2025 to the fiscal year ending March 31, 2027. In the DCF Analysis, the going-concern value was calculated by using the perpetual growth method and the multiple method. Specifically, the discount rate used ranged from 4.75% to 5.25% and the perpetual growth rate from 0.00% to 0.50%. In the multiple method, the EBITDA multiple used ranged from 8.0 to 9.0.

As for the Company, valuation was performed by employing: (a) the average market share price analysis, since the Company is listed on the Standard Market of the Tokyo Stock Exchange and its market price is available; (b) the comparable company analysis, since there are listed companies comparable to the Company, which makes it possible to infer its share value by this analysis; and (c) the DCF Analysis, in order to reflect the Company’s future business activities in the valuation.

In the average market share price analysis, the valuation reference date was set at May 14, 2024, with the analysis being performed by using: the closing price on the valuation reference date on the Tokyo Stock Exchange; and the simple averages of the closing share prices on the Tokyo Stock Exchange for the five-business-day period and the one-month, three-month, and six-month periods each ending on the valuation reference date.

In the comparable company analysis, JM HOLDINGS CO., LTD., YAMANAKA CO., LTD., LIFE CORPORATION, Maxvalu Tokai Co., Ltd., OKUWA CO., LTD., YAOKO CO., LTD., Mammy Mart Corporation, VALOR HOLDINGS CO., LTD., and Belc CO., LTD. were selected as comparable listed companies engaged in business comparable to that of the Company. The valuation was performed using the multiple of EBITDA to corporate value, the multiple of operating income to corporate value, the multiple of adjusted net income (calculated by multiplying ordinary income by (1-effective tax rate)) to market capitalization, and the multiple of stockholders' equity to market capitalization..

In the DCF Analysis, valuation was performed by discounting to the present value, at a certain discount rate, the future cash flows expected based on the financial forecasts prepared by the Company for the period from the fiscal year ending March 31, 2025 to the fiscal year ending March 31, 2027. In the DCF Analysis, the going-concern value was calculated by using the perpetual growth method and the multiple method. Specifically, the discount rate used ranged from 4.75% to 5.25% and the perpetual growth rate from 0.00% to 0.50%. In the multiple method, the EBITDA multiple used ranged from 6.5 to 7.5.

In the average market share price analysis, the comparable company analysis and the DCF Analysis, Nomura Securities included the value of cash to be paid out to shareholders as the Special Dividend into the stock value of the Company and that of H2O Retailing. In addition, in the average market share price analysis, the comparable company analysis and the DCF Analysis, Nomura Securities included the financial impact of H2O Retailing’s acquisition of additional treasury shares after May 15, 2024 into the stock value of H2O Retailing.

If a value of one (1) is assigned to the value per share of H2O Retailing Stock, the ranges of the value per share of the Company Stock calculated using the valuation methods described above are as follows:

Method used	Calculated range of share exchange ratio
Average market share price analysis	0.87 to 1.00
Comparable company analysis	0.47 to 0.72
DCF Analysis	0.60 to 1.02

In calculating the share exchange ratio, Nomura Securities assumed that all published information and all information provided to Nomura Securities is accurate and complete. Nomura Securities did not conduct independent verification of the accuracy or completeness of the above information. Nomura Securities did not perform independent valuation, appraisal or assessment of the assets or liabilities (including financial derivatives, off-balance-sheet assets, off-balance-sheet liabilities, and other contingent liabilities) of the Companies or their respective affiliated companies, including analysis and evaluation of individual assets and liabilities, nor did Nomura Securities engage any third-party institution to appraise or assess any of the above assets or liabilities. Nomura Securities assumes that the Company’s financial forecasts and other information on its future were reasonably examined or prepared by the Company’s management team based on the best estimation and judgment which could be obtained at this point in time. Nomura Securities’ valuation reflects the information obtained by Nomura Securities and the economic conditions existing up to May 14, 2024. Nomura Securities’ valuation is intended solely to serve as reference for the Company’s Board of Directors to discuss the Share Exchange Ratio.

Please note that in H2O Retailing’s financial forecasts based on which Nomura Securities performed valuation using the DCF Analysis, considerable increases or decreases in profit are expected for some fiscal years. A significant decrease in net income is expected for the fiscal year ending in March 31, 2027 (to a net income of 16.7 billion yen from that of 24.7 billion yen for the fiscal year ending March 31, 2026, down by 32.6%) due to a drop in extraordinary income that will result from a transfer of assets scheduled for the preceding fiscal year. These financial forecasts are not subject to the implementation of the Share Exchange.

Similarly, in the Company’s financial forecasts based on which Nomura Securities performed valuation using the DCF Analysis, considerable increases or decreases in profit are expected for some fiscal years. Specifically, an increase in net income is expected for the fiscal year ending March 31, 2025 due to improvement in gross profit that will result from increase in sales and due also to decrease in the cost rate of Izumiya Hankyu Oasis. These financial forecasts are not subject to the implementation of the Share Exchange.

(c) Valuation by Kawakita Certified Public Accountants Office

Kawakita Certified Public Accountants Office performed valuation of H2O Retailing and the Company by employing: (a) the average market share price analysis, since H2O Retailing and the Company are listed on the Prime Market and the Standard Market, respectively, of the Tokyo Stock Exchange and their respective market prices are available; (b) the comparable company analysis, since there are companies comparable to H2O Retailing and those comparable to the Company, which makes it possible to infer their respective share values by this analysis; and (c) the DCF Analysis, in order to reflect the Companies’ future business activities in the valuation.

In the average market share price analysis, the valuation reference date was set at May 14, 2024, with the analysis being performed by using: the closing price on the valuation reference date on the Tokyo Stock Exchange; and the simple averages of the closing share prices on the Tokyo Stock Exchange for the five-business-day period and the one-month, three-month, and six-month periods each ending on the valuation reference date.

In the comparable company analysis, J. FRONT RETAILING Co., Ltd., Isetan Mitsukoshi Holdings Ltd., and Takashimaya Company, Limited were selected as comparable companies engaged in business comparable to that of H2O Retailing, while JM HOLDINGS CO., LTD., YAMANAKA CO., LTD., LIFE CORPORATION, Maxvalu Tokai Co., Ltd., OKUWA CO., LTD., YAOKO CO., LTD., Mammy Mart Corporation, and Belc CO., LTD. were selected as comparable companies engaged in business comparable to that of the Company. The valuation was performed using the multiple of EBITDA to corporate value, the multiple of operating income to corporate value, the multiple of net income to market capitalization, and the multiple of net assets to market capitalization for H2O Retailing and the Company, respectively.

In the DCF Analysis, valuation of H2O Retailing was performed by discounting to the present value, at a certain discount rate, the future cash flows expected based on the financial forecasts prepared by H2O Retailing for the period from the fiscal year ending March 31, 2025 to the fiscal year ending March 31, 2027. The discount rate used for H2O Retailing ranged from 4.75% to 5.25%. The going-concern value was calculated by using the perpetual growth method and the multiple method. The perpetual growth rate used ranged from 0.00% to 0.50%. In the multiple method, the EBITDA multiple used ranged from 8.0 to 9.0. On the other hand, valuation of the Company was performed by discounting to the present value, at a certain discount rate, the future cash flows expected based on the financial forecasts prepared by the Company for the period from the fiscal year ending March 31, 2025 to the fiscal year ending March 31, 2027. The discount rate used for the Company ranged from 4.75% to 5.25%. The going-concern value was calculated by using the perpetual growth method and the multiple method. The perpetual growth rate used ranged from 0.00% to 0.50%. In the multiple method, the EBITDA multiple used ranged from 6.0 to 7.0. In the comparable company analysis and the DCF Analysis, Kawakita Certified Public Accountants Office included the value of cash to be paid out to shareholders as the Special Dividend into the stock value of the Company and that of H2O Retailing. In addition, in the comparable company analysis and the DCF Analysis, Kawakita Certified Public Accountants Office included the financial impact of H2O Retailing’s acquisition of additional treasury shares hereafter into the stock value of H2O Retailing.

The ranges of the number of shares of the Company Stock that will be allotted per share of H2O Retailing Stock calculated using the valuation methods described above are as follows:

Method used	Calculated range of share exchange ratio
Average market share price analysis	0.92 to 1.03
Comparable company analysis	0.51 to 0.67
DCF Analysis	0.59 to 0.99

In calculating the share exchange ratio, Kawakita Certified Public Accountants Office assumed that all published information and all information provided to Kawakita Certified Public Accountants Office is accurate and complete. Kawakita Certified Public Accountants Office did not conduct independent verification of the accuracy or completeness of the above information. Kawakita Certified Public Accountants Office did not perform independent valuation, appraisal or assessment of the assets or liabilities (including derivative transactions, off-balance-sheet assets, off-balance-sheet liabilities, and other contingent liabilities) of the Companies or their respective affiliated companies, including analysis and evaluation of individual assets and liabilities, provided or disclosed by the Companies and did not perform independent valuation, appraisal or assessment of any of the above assets or liabilities, nor did Kawakita Certified Public Accountants Office engage any third-party institution to appraise or assess the same. Kawakita Certified Public Accountants Office assumes that the Companies’ financial forecasts (including profit plans and other information) were prepared by the Companies’ respective management teams based on the best estimation and judgment which could be obtained at this point in time. Kawakita Certified Public Accountants Office’s valuation is intended solely to serve as reference for the Company’s Board of Directors and Special Committee to discuss the Share Exchange Ratio.

In H2O Retailing’s financial forecasts based on which Kawakita Certified Public Accountants Office performed valuation using the DCF Analysis, considerable increases or decreases in profit are expected for some fiscal years. Specifically, a significant decrease in net income is expected for the fiscal year ending in March 31, 2027 (to a net income of 16.7 billion yen from that of 24.7 billion yen for the fiscal year ending March 31, 2026, down by 32.6%) due to a drop in extraordinary income that will result from a transfer of assets scheduled for the preceding fiscal year. Similarly, in the Company’s financial forecasts, considerable increases or decreases in profit are expected for some fiscal years. Specifically, an increase in net income is expected for the fiscal year ending March 31, 2025, due to improvement in gross profit that will result from increase in sales and due also to decrease in the cost rate of Izumiya Hankyu Oasis. These financial forecasts are not subject to the implementation of the Share Exchange.

Kawakita Certified Public Accountants Office issued to the Special Committee an opinion (fairness opinion) to the effect that, assuming that the Special Dividend will be implemented, the Share Exchange Ratio is fair to the minority shareholders of the Company from a financial viewpoint. The fairness opinion was issued after: consideration of the Share Exchange Ratio by Kawakita Certified Public Accountants Office performed through analyzing and considering financial information, including business forecasts, and exchanging questions and answers with the Company and H2O Retailing; exchanges of questions and answers with the Company and H2O Retailing about the overview, background, and purpose of the Share Exchange; and a review process performed by a certified public accountant who is not the one who wrote the valuation report on the share exchange ratio. However, the fairness opinion is intended only to express the opinion that the ratio for the Share Exchange is fair to the minority shareholders of the Company from a financial viewpoint; it is not intended to express any opinion about whether or not it is appropriate to implement the Share Exchange or make any recommendations as to actions that may be taken in connection with the Share Exchange. The fairness opinion is intended solely to serve as information based on which the Company’s Board of Directors and Special Committee will make their decisions on the Share Exchange.

(C) Reasons for choosing the kind of property used as consideration for the exchange

The Companies chose shares of H2O Retailing Stock as consideration for the Share Exchange.

The Company concluded that it would be appropriate to use shares of H2O Retailing Stock as consideration for the Share Exchange since it would be desirable to do so from the viewpoint of the interests of shareholders of the Company on the following grounds, among others: i) delivery of shares of H2O Retailing Stock to shareholders of the Company (excluding H2O Retailing; the same applies hereinafter in this item) in consideration of the Share Exchange will provide these shareholders, through holding shares of the H2O Retailing Stock, with opportunities to enjoy (x) the synergies expected from implementing various measures planned to be taken after the Share Exchange, (y) the H2O Retailing Group’s business development and profit increase resulting from the effects of the synergies, and (z) the resulting increase in the price of H2O Retailing Stock; and ii) shareholders of the Company will also be able to cash in their shares of H2O Retailing Stock which is highly liquid, by trading them on the market at any time.

Upon the Share Exchange, the Company becomes a wholly-owned subsidiary of H2O Retailing effective as of the effective date of the Share Exchange (namely, July 31, 2024 [estimate]). This will result in delisting of the Company Stock as of July 29, 2024 (the last trading date will be July 26, 2024). After being delisted, the Company Stock can no longer be traded on the Standard Market of the Tokyo Stock Exchange.

Even after the delisting of the Company Stock, the H2O Retailing Stock, shares of which will be allotted to shareholders of the Company through the Share Exchange, will remain listed on the Prime Market of the Tokyo Stock Exchange and will remain eligible for trading on a financial instruments exchange market beyond the effective date of the Share Exchange. Therefore, we believe that those shareholders of the Company who each hold no less than 100 shares of Company Stock as at the Base Time and will upon the Share Exchange be allotted no less than 100 shares of H2O Retailing Stock, which is the number of shares constituting one unit of H2O Retailing Stock, will be able to continue to enjoy the liquidity of their shares.

On the other hand, those shareholders of the Company who each hold less than 100 shares of Company Stock as at the Base Time will be allotted less than 100 shares of H2O Retailing Stock, which is the number of shares constituting one unit of H2O Retailing Stock. These shares constituting less than one unit cannot be sold on a financial instruments exchange market. However, a shareholder who will hold shares constituting less than one unit is entitled to demand that H2O Retailing purchase the shares constituting less than one unit held by the shareholder. Alternatively, this shareholder is entitled to purchase from H2O Retailing the number of shares that will form one unit when combined with the number of shares constituting less than one unit held by the shareholder. For details, please see “Note 3: Treatment of shares constituting less than one unit” in (I), “Details of allotment of shares in the Share Exchange,” under (1), “Matters concerning the appropriateness of the consideration for the exchange” above. For details of the treatment of any fractions of less than one share that may be allotted upon the Share Exchange, please see “Note 4: Treatment of fractions of less than one share” in (I), “Details of allotment of shares in the Share Exchange,” under (1), “Matters concerning the appropriateness of the consideration for the exchange” above.

Shareholders of the Company will continue to be able to trade shares of Company Stock they hold until July 26, 2024 (estimate), which is the last trading date, on the Standard Market of the Tokyo Stock Exchange. These shareholders will also remain entitled to exercise their legal rights granted under the Companies Act and other relevant laws and regulations until the Base Time.

(D) Measures to ensure fairness (including measures to avoid conflicts of interest)

Since the Company is a consolidated subsidiary of H2O Retailing, with the latter already holding 37,034,090 shares of Company Stock (corresponding to 64.89% of the balance [57,075,206 shares] of the total number of issued shares as of March 31, 2024 [63,858,804 shares] after subtracting therefrom the number of treasury shares of the Company [6,783,598 shares]), the Companies have determined that it is necessary to ensure the fairness of the Share Exchange by avoiding conflicts of interest, and have implemented the following measures to ensure fairness (including measures to avoid conflicts of interest):

(i)	Receipt by the Companies of valuation reports from independent third-party valuation institutions

In order for H2O Retailing and the Company to ensure fairness in calculating the share exchange ratio to be used in the Share Exchange, H2O Retailing appointed SMBC Nikko Securities as its third-party valuation institution that is independent from the Companies, and received from SMBC Nikko Securities the valuation report on the share exchange ratio dated May 14, 2024, while the Company appointed Nomura Securities as its third-party valuation institution that is independent from the Companies, and received from Nomura Securities the valuation report on the share exchange ratio dated May 14, 2024.

For an outline of the valuation reports, please see (B), “Matters concerning valuation” above. Neither of the Companies has received an opinion (fairness opinion) from its third-party valuation institution to the effect that the share exchange ratio for the Share Exchange is fair to the shareholders of H2O Retailing or those of the Company from a financial viewpoint.

(ii)	Receipt of a valuation report and a fairness opinion from the Special Committee’s own independent third-party valuation institution

The Special Committee appointed Kawakita Certified Public Accountants Office as its own third-party valuation institution that is independent from the Companies, based on the independence, specialty, track record, etc. of Kawakita Certified Public Accountants Office. The Special Committee received from Kawakita Certified Public Accountants Office: advice on, among other things, points to note concerning the calculation of the Share Exchange Ratio, including the details of the Company’s business plan; and the valuation report on the share exchange ratio dated May 14, 2024. The Special Committee also received from Kawakita Certified Public Accountants Office an opinion (fairness opinion) to the effect that, assuming that the Special Dividend will be implemented, the Share Exchange Ratio is fair to the minority shareholders of the Company from a financial viewpoint. For an outline of the valuation report and the fairness opinion mentioned above, please see (B), “Matters concerning valuation” above.

(iii)	Advice from independent law firms

H2O Retailing appointed Nishimura & Asahi as its legal advisor for the Share Exchange in February 2024, and has received from Nishimura & Asahi legal advice on the procedures for the Share Exchange and the method, process, etc. of decision making by the H2O Retailing’s Board of Directors. Nishimura & Asahi has no material interest in the Companies.

On the other hand, the Company appointed Mori Hamada & Matsumoto in February 2024 as its legal advisor for the Share Exchange and for consideration of the above-mentioned capital policy preceding the Share Exchange, and has received Mori Hamada & Matsumoto legal advice on the procedures for the Share Exchange and the method, process, etc. of decision making by the H2O Retailing’s Board of Directors. Mori Hamada & Matsumoto has no material interest in the Companies.

(iv)	The Company’s establishment of, and receipt of a report from, its non-interested special committee

As described above in section 1 “Reasons for the Share Exchange,” the Company has been pending a review by the Tokyo Stock Exchange as to whether the Company is the substantial surviving company, and it is unlikely that the Company Stock would be found to meet the review criteria which are based on the initial listing requirements. For this reason, the Company believed that it must discuss an appropriate capital policy for it as soon as possible, including whether to continue the listing of the Company Stock. Under those circumstances, on February 19, 2024 the Company established the Special Committee with the aim of having the committee discuss the capital policy mentioned above in a position independent from H2O Retailing and the Company, by eliminating potential structural conflicts of interest with H2O Retailing as the parent company and the controlling shareholder of the Company. The Special Committee consisted of the following four members: (i) the outside directors of the Company, namely, Mr. Shigeo Mori (Attorney-at-Law, Kouraibashi Chuo Law Office), Mr. Yoshihiro Nishiguchi (Auditor, Shinwa-Engineering Co., Ltd.), and Ms. Chie Sawa (Specified Social Insurance and Labor Consultant, J-Assist Labor and Social Security Attorneys’ Office), all of who have no interests in H2O Retailing and are registered with the Tokyo Stock Exchange as its independent officers; and (ii) Mr. Kiyofumi Fujita (Attorney-at-Law, Yodoyabashi & Yamagami LPC), who is an independent external expert with an extensive experience with capital policies, etc. of listed companies and with no interests in H2O Retailing or the Company. The Special Committee began discussions on various choices regarding an appropriate capital policy for the Company, including continuing the listing of the Company Stock or going private.

Subsequently, on March 1, 2024, the Company received from H2O Retailing a proposal for the Share Exchange intended to make the Company a wholly-owned subsidiary of H2O Retailing. In response, the Company, during discussion on the proposal for the Share Exchange at its Board of Directors meeting held on March 8, 2024, consulted the Special Committee on the Consultative Matters, with the aim of: ensuring the fairness of the Share Exchange by eliminating potential structural conflicts of interest with H2O Retailing as the parent company and the controlling shareholder of the Company; and seeking advice from the committee as to whether a decision by the Company’s Board of Directors to implement the Share Exchange would create disadvantages to the minority shareholders of the Company. In discussing the Consultative Matters, the Special Committee was supposed to: (a) discuss and judge the reasonableness of implementing the transaction from the viewpoint of whether or not the transaction would contribute to increasing the corporate value of the Company; and (b) discuss and judge the validity of the terms of the transaction and the fairness of the processes of the transaction from the viewpoint of protecting the interests of the minority shareholders of the Company.

In consulting the Special Committee on the Consultative Matters, the Board of Directors of the Company resolved that the Board of Directors should make decisions on the Share Exchange with an appropriate understanding and appreciation of, and by giving maximum respect to, the Special Committee’s determinations, and that the Board of Directors would not approve any measures whose implementation or the terms and conditions of which are considered inappropriate by the Special Committee. The Board of Directors also resolved that the Special Committee was authorized: (a) to be substantially involved in the process of discussions and negotiations between the Company and persons involved in the Share Exchange, and to discuss and/or negotiate directly with persons involved in the Share Exchange if considered necessary by the Special Committee; (b) to appoint (at the expense of the Company) the Special Committee’s legal, financial, and/or other advisors for the Share Exchange or to appoint or approve (including retrospective approval) the Company’s legal, financial, and/or other advisors for the Share Exchange; (c) to interview and collect, or receive, necessary information from the Company’s officers and employees, persons involved in the Share Exchange, and other persons considered necessary by the Special Committee; (d) to receive information necessary for the Special Committee to discuss and make determinations on the Share Exchange from the Company’s officers and employees (including information on the Company’s business plan if this business plan need to be verified); and (e) to take any other action considered necessary by the Special Committee in discussing and making determinations on the Share Exchange.

The Special Committee held a total of thirteen meetings during the period from February 19, 2024 to May 15, 2024. The Special Committee carefully discussed the Consultative Matters outside those meetings as well, by such means as expressing its opinion or collecting information via email and other means or, where necessary, having discussions from time to time. Specifically, the first thing the Special Committee did was to confirm that there was no problem with the independence or specialty of, and to approve the appointment of, Nomura Securities, which was appointed by the Company as its financial advisor and third-party valuation institution, and Mori Hamada & Matsumoto, which was appointed by the Company as its legal advisor. In addition, the Special Committee appointed Kawakita Certified Public Accountants Office as the committee’s own financial advisor and third-party valuation institution, in light of the independence, specialty, track record, etc. of Kawakita Certified Public Accountants Office. The Special Committee also approved the appointment of EY Strategy and Consulting Co., Ltd. (“EY Strategy and Consulting”) and Ernst & Young Tax Co. as the Company’s advisors for financial due diligence, tax due diligence, etc., in light of their independence, specialty, track record, etc. The Special Committee then sent a questionnaire to H2O Retailing regarding the purpose and other aspects of the Share Exchange, and received explanations from, and exchanged questions and answers with, H2O Retailing about, among other things: the purpose of the Share Exchange; the background of and the circumstances leading to the Share Exchange; the reasons for choosing a share exchange; H2O Retailing’s view on its business policy and treatment of its employees after the Share Exchange; and treatment of H2O Retailing’s shareholder special benefit plan after the Share Exchange. The Special Committee received advice from the Company’s legal advisor Mori Hamada & Matsumoto regarding the process of the Board of Directors of the Company for making decisions on the Share Exchange, the operation of the Special Committee, and other measures to ensure the fairness of the procedures involved in the Share Exchange and measures to avoid conflicts of interest in connection with the Share Exchange. The Special Committee also received explanations from, and exchanged questions and answers with, Mori Hamada & Matsumoto about the results of the legal due diligence inspection of H2O Retailing. Furthermore, at the request of the Company, the Special Committee received explanations from, and exchanged questions and answers with, EY Strategy and Consulting, which conducted a financial due diligence investigation of H2O Retailing, and Ernst & Young Tax Co., which conducted a tax due diligence investigation of H2O Retailing, about the results of these financial and tax due diligence investigations. The Special Committee approved the Company’s business plan based on which the valuation by the DCF Analysis was performed (the “Business Plan”), after receiving explanations from EY Strategy and Consulting about how the Business Plan was prepared, its purpose and content, and the reasonableness of the important assumptions and other details of the Business Plan, and after receiving advice from Nomura Securities and Kawakita Certified Public Accountants Office while verifying the content of the Business Plan. The Special Committee also verified the content of the business plan based on which the share value of H2O Retailing was evaluated (by the DCF Analysis), after receiving advice from EY Strategy and Consulting, Nomura Securities, and Kawakita Certified Public Accountants Office. In addition, regarding the calculation of the Share Exchange Ratio by Nomura Securities as the Company’s financial advisor and third-party valuation institution and the one by Kawakita Certified Public Accountants Office as the Special Committee’s own financial advisor and third-party valuation institution, the Special Committee confirmed the reasonableness of the grounds for choosing the methods for calculating the consideration for the Share Exchange (such as the Share Exchange Ratio), the calculation processes used in those calculation methods, the important assumptions and other details of the calculation methods, and the calculation results, after receiving explanations from, and exchanging questions and answers with, Nomura Securities and Kawakita Certified Public Accountants Office, regarding the matters listed above. After receiving the results of valuation and analysis of the Share Exchange Ratio by Nomura Securities and Kawakita Certified Public Accountants Office as well as advice from Nomura Securities and Mori Hamada & Matsumoto, and in light of the results of the due diligence investigations of H2O Retailing conducted by the Company as mentioned above, the Special Committee established its policy for negotiating the consideration for the Share Exchange (such as the Share Exchange Ratio). The Special Committee received reports from time to time as to the details of the negotiations, gave instructions where necessary, and was otherwise substantially involved in the discussions and negotiations with H2O Retailing.

Through the processes described above, the Special Committee carefully discussed and deliberated the Consultative Matters before submitting to the Board of Directors of the Company a report dated May 15, 2024 to the effect that making a decision to implement the Share Exchange would not create disadvantages to the minority shareholders of the Company. The opinion of the Special Committee is outlined below.

(a)	Conclusion of the report

(i)	The Special Committee recommends that the Company’s Board of Directors implement the Share Exchange.

(ii)	The Special Committee is of the opinion that a decision by the Company’s Board of Directors to implement the Share Exchange will not create disadvantages to the minority shareholders of the Company.

(b)	Reasons for the conclusion

(i)	Rationality of the purpose of the Share Exchange

Considering the following points among others, the Special Committee concludes that the Share Exchange will contribute to increasing the corporate value of the Company and, as such, is legitimate and rational in its purpose.

・	H2O Retailing has stated that it aims to increase the corporate value of the entire H2O Retailing Group, including the Company Group, by making the Company a wholly-owned subsidiary of H2O Retailing through the Share Exchange, which will achieve more integrated management of the group, such as making more effective use of management resources through further reinforcement of the collaborative system and achieving optimal distribution of management resources by eliminating overlapping functions. Specific measures listed by H2O Retailing include, among others: to increase efficiency by sharing human resources and facilities; to reduce costs through joint purchase; to increase efficiency by integrating services that are common to both groups, such as logistics services; to balance between high functionality of systems and cost reduction, through centralizing the development and operation of IT systems and standardizing IT infrastructure; to reinforce merchandizing by activation of transactions between the food manufacturing subsidiaries of H2O Retailing and the Company and by development of products such as PBs; to utilize the delivery service subsidiaries of H2O Retailing in E-commerce; and to provide the Company Group with the business strategy development function and implementation supporting function of H2O Foods Group. The Share Exchange is also expected to reduce personnel and physical costs for maintaining the listed status of the Company. After reviewing the nature, effects, and feasibility of these measures with advice from Nomura Securities and Kawakita Certified Public Accountants Office, the Special Committee is of the opinion that these measures are expected to be effective in increasing sales and improving profit margins and that these measures are expected to be reasonably feasible.

・	On the other hand, the Special Committee is convinced that the disadvantages of being delisted will be very limited for reasons such as the following: (i) losing the method of equity financing as a result of being delisted will not bring substantial disadvantages for the Company’s financing; (ii) the Company’s going private is considered to entail a limited risk of reduced recognition and will have limited adverse impact on its recruitment activities, etc.; and (iii) the credibility of the Company’s financial affairs is likely to be maintained, since the Company will be subject to financial audit as a consolidated subsidiary of H2O Retailing after the Share Exchange.

・	Currently, the Company Stock has entered into a delisting grace period due to a loss of the company’s substantial continuity resulting from its merger, etc. To pass the review of its substantial continuity, the Company is required to substantially increase its independence from the H2O Retailing Group in terms of personal relationship, transactional relationship, etc. and to increase its circulating share ratio to at least 25%, no later than March 31, 2025 which is the end date of the grace period. On the other hand, taking various measures to increase independence is likely to result in a considerable decrease in profit. In addition, H2O Retailing’s intention to maintain its shareholding in the Company constitutes a practical constraint to increasing the Company’s circulating share ratio to at least 25%. Therefore, if the Share Exchange or some other measure is not taken, there is a risk of the Company Stock being delisted.

・	As potential management choices for resolving its business challenges, the Company considered, in addition to the Share Exchange: (i) maintaining its listed status by meeting the continued listing requirements of the Standard Market of the Tokyo Stock Exchange; and (ii) going private and being acquired not by H2O Retailing but by a third party. As described above, however, taking measures to meet the continued listing requirements would be fairly costly to the Company. In addition, the circumstances where H2O Retailing intends to maintain its shareholding in the Company constitutes a practical constraint to increasing the Company’s circulating share ratio to 25% or higher to meet the continued listing requirements. Furthermore, based on H2O’s intention described above, choosing to go private and be acquired by a third party instead of by H2O Retailing would result in the acquirer only holding less than one third of the total number of issued shares of the Company. The synergies expected from this acquisition will be limited and are unlikely to surpass the synergies expected from implementing the Share Exchange. Therefore, it is difficult for any of the choices other than the Share Exchange to achieve a greater increase than with the Share Exchange in the corporate value of the Company.

(ii)       Validity of the terms of the Share Exchange

Considering the following points among others, the Special Committee concludes that the terms of the Share Exchange including the Share Exchange Ratio are valid and that the process of deciding the terms was fair.

・	In order to ensure validity of the Share Exchange Ratio and fairness of the processes of the Share Exchange, the Company appointed: Nomura Securities as its financial advisor and third-party valuation institution independent from H2O Retailing and the Company; and Mori Hamada & Matsumoto as its legal advisor similarly independent from H2O Retailing and the Company. In the process up to determining the terms of the transaction, the Company conducted negotiations and discussions with H2O Retailing on the terms of the Share Exchange with the help of advice from these M&A experts and with the substantial involvement of the Special Committee. Considering these circumstances, the Special Committee concludes that the process of negotiation on the terms of the Share Exchange was a fair one that is found to have taken place between the independent parties, and that this process successfully created a situation where reasonable efforts were made with the aim of implementing the Share Exchange on terms that are as much favorable as possible to the minority shareholders of the Company while increasing the corporate value. The Special Committee considers that when judging the validity of the terms of the Share Exchange, it is appropriate to take the Special Dividend into account as an action that contributes to the interests of the minority shareholders of the Company.

・	The Special Committee received explanations from EY Strategy and Consulting about how the Business Plan, based on which the Share Exchange Ratio was calculated, was prepared, the process of its preparation, its purpose and content, and the reasonableness of the important assumptions and other details of the Business Plan. In addition, the Special Committee validated the reasonableness of the Business Plan as a plan by taking into consideration, among other things, the relationships and consistency between the Business Plan and the plans prepared by the Company in the past, including the medium-term management plan published in May 2022, the Company’s most recent (actual) business performance, and its business environment, with the help of advice from Nomura Securities and Kawakita Certified Public Accountants Office in validating the details of the Business Plan. As a result, the Special Committee acknowledges and confirms that the Business Plan expects, to the maximum extent possible, reasonable growth of the Company Group that is considered likely to be achieved at this point in time, and that it is a reasonable plan even when considering that it is used as an assumption when calculating the value of the Company Stock for the purpose of the Share Exchange.

・	EY Strategy and Consulting, Ernst & Young Tax Co., and Mori Hamada & Matsumoto shared with the Special Committee, and the committee reviewed the details of, the policies for and the results of the various due diligence investigations conducted of H2O Retailing. The Special Committee also received H2O Retailing’s business plan based on which the Share Exchange Ratio was calculated. The committee reviewed the details of the business plan with advice from Nomura Securities and Kawakita Certified Public Accountants Office and EY Strategy and Consulting.

・	From Nomura Securities, the Special Committee received documents containing: the details of calculation of the share exchange ratio; the details of calculation of the share prices based on which the share exchange ratio was calculated; and the financial forecasts, assumptions, etc. based on which these share prices were calculated. At committee meetings, the Special Committee conducted interviews, found nothing unreasonable in the details of calculation of the share exchange ratio by Nomura Securities, the details of calculation of the share prices based on which the share exchange ratio was calculated, or the financial forecasts, assumptions, etc. based on which these share prices were calculated, and concluded that these documents and data were appropriate.

・	The Special Committee appointed Kawakita Certified Public Accountants Office as its own financial advisor and third-party valuation institution. The committee requested Kawakita Certified Public Accountants Office to calculate the share exchange ratio. From Kawakita Certified Public Accountants Office, the Special Committee received documents containing: the details of calculation of the share exchange ratio; the details of calculation of the share prices based on which the share exchange ratio was calculated; and the financial forecasts, assumptions, etc. based on which these share prices were calculated. At committee meetings, the Special Committee conducted interviews, found nothing unreasonable in the details of calculation of the share prices by Kawakita Certified Public Accountants Office, the details of calculation of the share prices based on which the share exchange ratio was calculated, or the financial forecasts, assumptions, etc. based on which these share prices were calculated., and concluded that these documents and data were appropriate. Regarding the fairness opinion submitted to the Special Committee by Kawakita Certified Public Accountants Office, the committee found nothing unreasonable in the process of issuance of the fairness opinion or in its content, and concluded that the fairness opinion was appropriate, on the grounds, among others, that the fairness opinion was issued after: the consideration of the Share Exchange Ratio by Kawakita Certified Public Accountants Office performed through analyzing and considering financial information, including business forecasts, and exchanging questions and answers with the Company and H2O Retailing ; exchanges of questions and answers with the Company and H2O Retailing about the overview, background, and purpose of the Share Exchange; and a review process performed by certified public accountant who is not the one who wrote the valuation report on the share exchange ratio.

・	It may be concluded that the Share Exchange Ratio, when viewed on its own, does not provide a significant premium as compared to the levels of premiums seen in other recent cases of share exchanges where the listed parent company intended to make its listed subsidiary its wholly-owned subsidiary, especially when referring to the most recent market share price of the Company Stock to that of H2O Retailing Stock immediately before the public announcement of the Share Exchange. However, even when looking at the stock exchange ratio alone, a sufficient premium is given when referring to the average market price of the shares of both Companies for the most recent three-month and six-month periods, and in light of the fact that the Special Dividend will be paid to shareholders of the Company who will receive the consideration for the Share Exchange and current market price trends for the Company Stock, etc., the Share Exchange Ratio can be deemed to substantially provide these shareholders with consideration with a certain premium over the market price. The Special Committee further concludes that the Share Exchange Ratio is also reasonable when compared to the recent market share price of the Company Stock, in view of the fact that the Special Committee obtained H2O Retailing’s agreement to the Special Dividend in the process of negotiating the Share Exchange Ratio with H2O Retailing, by conducting best negotiations to ensure that shareholders of the Company would receive an acceptable level of consideration for the Share Exchange from the viewpoint of protection of the interests of the minority shareholders of the Company.

・	The Special Committee found nothing unreasonable in the method of the Share Exchange or in the kind of consideration for acquisition, among other things, and concluded that these details were appropriate, on the following grounds: (i) delivery of shares of H2O Retailing Stock to the minority shareholders of the Company in consideration of the Share Exchange will provide these minority shareholders, through holding shares of the H2O Retailing Stock, with opportunities to enjoy (a) the synergies expected from implementing various measures planned to be taken after the Share Exchange, (b) the H2O Retailing Group’s business development and profit increase resulting from the effects of the synergies, and (c) the resulting increase in the price of H2O Retailing Stock; and (ii) the minority shareholders of the Company will also be able to cash in their shares of H2O Retailing Stock which is highly liquid, by trading them on the market at any time.

(iii)       Fairness of the processes of the Share Exchange

In light of the following points among others, the Special Committee concludes that the Company has taken reasonable measures necessary to ensure fairness of the Share Exchange, and that the processes of the Share Exchange are fair.

・	The Special Committee independent from the Company was established. The Special Committee believes that it functioned effectively under the authority granted by the Company’s Board of Directors, by being substantially involved in the process of negotiation such as by holding committee meetings where the committee confirmed with Nomura Securities, which was in charge of negotiations with H2O Retailing, policies for negotiations on the Share Exchange, received reports from Nomura Securities on the progress of negotiations, expressed its opinions at important points such as determining the share exchange ratio and making decisions regarding the Special Dividend, etc., and gave instructions and made requests to Nomura Securities where appropriate.

・	The Special Committee is convinced that the Company went through a careful process of consideration to ensure fairness of the series of processes of the Share Exchange, by appointing Nomura Securities and Mori Hamada & Matsumoto, both of which are independent from H2O Retailing and the Company, as its financial advisor and legal advisor, respectively, and by receiving advice and other support from these advisors. In addition, the Company requested its independent third-party valuation institution Nomura Securities to calculate the share exchange ratio. The Company considered the share exchange ratio based on the share exchange ratio valuation report submitted by Nomura Securities.

・	The Special Committee appointed Kawakita Certified Public Accountants Office as its own financial advisor and third-party valuation institution, separately from Nomura Securities. The Special Committee requested Kawakita Certified Public Accountants Office to calculate the share exchange ratio, regarding which the committee received a valuation report from Kawakita Certified Public Accountants Office. During negotiations with H2O Retailing on the share exchange ratio, the Special Committee appropriately received advice from Kawakita Certified Public Accountants Office to ensure fairness of the negotiation process. To ensure careful verification of the fairness of the Share Exchange Ratio, the Special Committee received a fairness opinion from Kawakita Certified Public Accountants Office.

・	For the purpose of avoiding conflicts of interest, the Company’s Board of Directors plans to deliberate, and unanimously adopt a resolution on the proposal for the Share Exchange by three of its members, after excluding: Mr. Katsuhiro Hayashi, Mr. Gaku Watanabe, and Mr. Toshimitsu Konishi, each of whom currently serves or formerly served concurrently as an officer or employee of H2O Retailing; and Mr. Koji Fukutani, Mr. Tomoyuki Umemoto, and Mr. Yasuto Nagata, each of whom currently serves or formerly served concurrently as an officer of H2O Food Group, a wholly-owned subsidiary of H2O Retailing. For the purpose of ensuring the presence of a quorum of Board of Directors members, the Board of Directors plans to then unanimously adopt a resolution after another round of deliberation by six of its members, after adding Mr. Koji Fukutani, Mr. Tomoyuki Umemoto, and Mr. Yasuto Nagata, each of whom has not been involved in the execution of business or the management of H2O Retailing and thus is considered to have a relatively weak conflict of interest. Again, for the same purpose of avoiding conflicts of interest, Mr. Katsuhiro Hayashi, Mr. Tomoyuki Umemoto, Mr. Yasuto Nagata, Mr. Gaku Watanabe, Mr. Koji Fukutani, and Mr. Toshimitsu Konishi have all refrained from participating in discussions or negotiations on the Share Exchange and will refrain from expressing their opinions in the course of adoption of resolutions of the Board of Directors as described above.

・	When setting up a system for considering the Share Exchange at the Company (including the range of the Company’s officers and employees involved in considering, negotiating, and making decisions on the Share Exchange, and the duties of these officers and employees), the Special Committee carefully verified that there were no independence or fairness issues with the system.

・	The Special Committee has reviewed draft disclosure documents etc., related to the Share Exchange and the Special Dividend and has found that the Company plans to make appropriate information disclosure to its minority shareholders of the Company, which will secure an appropriate opportunity for the minority shareholders of the Company to make decisions about the Share Exchange, as well as the Special Dividend to be implemented concurrently therewith, based on sufficient information.

・	The Special Committee has found no circumstances that raise suspicion about fairness of the process of negotiation between the Company and H2O Retailing.

(v)	Unanimous approval of the directors of the Company who have no conflicts of interest

Of the nine directors of the Company, three directors, namely, Mr. Katsuhiro Hayashi, Mr. Gaku Watanabe, and Mr. Toshimitsu Konishi, currently serve or formerly served as officers or employees of H2O Retailing concurrently with their positions at the Company. In addition, Mr. Koji Fukutani, Mr. Tomoyuki Umemoto, and Mr. Yasuto Nagata currently serve or formerly served as officers of H2O Foods Group Co., Ltd. (all three directors) and Qanat Co., Ltd. (Mr. Tomoyuki Umemoto), which are wholly-owned subsidiaries of H2O Retailing, concurrently with their positions at the Company even though these directors are not involved in the execution of business or the management of H2O Retailing. In light of these circumstances, at its meeting held on May 15, 2024 the Board of Directors of the Company adopted its resolutions on the proposal for the Share Exchange (including the proposal for the Special Dividend) in the following manner, in order to avoid potential structural conflicts of interest in the Share Exchange and to avoid the potential effects of information asymmetry issues on the Share Exchange: (a) the proposal was deliberated by, and unanimously approved by a resolution adopted by, the three directors other than Mr. Katsuhiro Hayashi, Mr. Gaku Watanabe, Mr. Toshimitsu Konishi, Mr. Koji Fukutani, Mr. Tomoyuki Umemoto, or Mr. Yasuto Nagata; and (b) to ensure that a quorum of the Board of Directors was present, the proposal was again deliberated by, and unanimously approved by a resolution adopted by, six directors consisting of, out of the six directors described above, Mr. Koji Fukutani, Mr. Tomoyuki Umemoto, and Mr. Yasuto Nagata, each of whom was not involved in the execution of business or the management of H2O Retailing and thus was considered to have a relatively weak conflict of interest, in addition to the three directors who had adopted the resolution described in (a) above.

(2)	Matters concerning the appropriateness of the amounts of capital and reserves of H2O Retailing which will become the wholly-owning parent company in the share exchange

The amounts by which H2O Retailing’s capital and reserves will increase as a result of the Share Exchange are to be determined appropriately by H2O Retailing in accordance with the provisions of Article 39 of the Regulation on Corporate Accounting. This has been determined within the limits of applicable laws and regulations after comprehensively considering and weighing the financial condition, capital policy, and other circumstances of H2O Retailing, and the Company believes it to be appropriate.

4. Reference Information on the Consideration for the Exchange

(1)	Provisions of H2O Retailing’s Articles of Incorporation

Pursuant to relevant laws and regulations and the provisions of Article 13 of the Company’s Articles of Incorporation, H2O Retailing’s Articles of Incorporation are posted on the Company’s website (https://www.kansai-foodmarket.co.jp/), the Tokyo Stock Exchange’s website (https://www2.jpx.co.jp/tseHpFront/JJK010010Action.do?Show=Show), and the online convocation (planned for release on May 29, 2024; https://s.srdb.jp/9919/).

(2)	Information on the method of cashing in the consideration for the exchange

(I) The market on which the consideration for the exchange is traded

The H2O Retailing Stock is traded on the Prime Market of the Tokyo Stock Exchange.

(II) Entities providing brokerage, intermediary, or agency services for the consideration for the exchange

Brokerage, intermediary, and other services for trading the H2O Retailing Stock are available at financial instruments dealers (i.e., securities companies) across Japan.

(III) Details of restrictions (if any) on transfer or other disposition of the consideration for the exchange

Not applicable.

(3)	Information on the market price (if any) of the consideration for the exchange

With the reference date set at the business day preceding the date of announcement of the execution of the Share Exchange Agreement (i.e., May 15, 2024), the average closing price (with any fraction less than 1 yen rounded off) of H2O Retailing Stock on the Prime Market of the Tokyo Stock Exchange for the one-month, three-month, and six-month periods each ending on the reference date are 1,824 yen, 1,842 yen, and 1,731 yen, respectively.

The current recent market price of and other information on the H2O Retailing Stock is available on the Tokyo Stock Exchange’s website (https://www.jpx.co.jp/), among others.

(4)	H2O Retailing’s balance sheets for the fiscal years ended within the past five years

Omitted, since H2O Retailing submitted an annual securities report for each of these fiscal years in accordance with the provisions of Article 24, paragraph (1) of the Financial Instruments and Exchange Act,

5. Information on the appropriateness of provisions on stock acquisition rights related to the Share Exchange

Not applicable, as the Company has not issued any stock acquisition rights or bonds with stock acquisition rights.

6. Information on Financial Statements, etc.

(1)	Content of H2O Retailing’s financial statements, etc. for the most recent fiscal year

Pursuant to relevant laws and regulations and the provisions of Article 13 of the Company’s Articles of Incorporation, the content of H2O Retailing’s financial statements, etc. for the most recent fiscal year (from April 1, 2023 to March 31, 2024) is posted on the Company’s website (https://www.kansai-foodmarket.co.jp/), the Tokyo Stock Exchange’s website (https://www2.jpx.co.jp/tseHpFront/JJK010010Action.do?Show=Show), and the online convocation (planned for release on May 29, 2024; https://s.srdb.jp/9919/).

(2)	Details of events that occurred in respect of H2O Retailing after the last day of the most recent fiscal year and have a material impact on its company assets

Execution of the Share Exchange Agreement

H2O Retailing adopted a resolution for the Share Exchange with the Company at H2O Retailing’s Board of Directors meeting held on May 15, 2024, and executed the Share Exchange Agreement on the same date. An outline of the Share Exchange Agreement is provided in 2, “Brief Details of the Share Exchange Agreement” above.

(3)	Details of events that occurred in respect of the Company after the last day of the most recent fiscal year and have a material impact on its company assets

(I) Execution of the Share Exchange Agreement

The Company adopted a resolution for the Share Exchange with H2O Retailing at the Company’s Board of Directors meeting held on May 15, 2024, and executed the Share Exchange Agreement on the same date. An outline of the Share Exchange Agreement is provided in 2, “Brief Details of the Share Exchange Agreement” above.

(II) Cancellation of treasury shares

The Company plans to cancel, at the time immediately preceding the Base Time and by a resolution adopted at its Board of Directors meeting to be held no later than the day before the effective date of the Share Exchange, all of the treasury shares held by it at the time immediately preceding the Base Time (including any treasury shares that may be acquired by the Company in response to dissenting shareholders’ exercise of their appraisal rights granted under Article 785, paragraph (1) of the Companies Act that may be exercised in the course of Share Exchange).

(III) Special Dividend

At the Company’s Board of Directors meeting held on May 15, 2024, it was resolved that a proposal to pay the Special Dividend on condition that Proposal No. 3 of this general meeting of shareholders, “Approval of Share Exchange Agreement Between the Company and H2O Retailing Corporation,” is approved, be submitted to this general meeting. For details of, reasons for, and other information on the Special Dividend, please refer to Proposal No. 4, “Dividend (Special Dividend) of Surplus.”

Proposal No. 4: Dividend (Special Dividend) of Surplus

In the course of discussion with H2O Retailing on the Share Exchange, the Company gave consideration to the interests of its shareholders in the Share Exchange and agreed in the Share Exchange Agreement to pay a special dividend of 100 yen per share of the Company Stock to shareholders holding shares of the Company Stock and registered or recorded in the final shareholder registry on the day preceding the effective date of the Share Exchange (estimated at July 31, 2024), on condition that Proposal No. 3 of this general meeting of shareholders, “Approval of Share Exchange Agreement Between the Company and H2O Retailing Corporation,” is approved.

Accordingly, the Company submits this proposal to call for shareholders’ approval of the Special Dividend, on condition that Proposal No. 3, “Approval of Share Exchange Agreement Between the Company and H2O Retailing Corporation,” is approved at this general meeting of shareholders. Please note that the Special Dividend will become effective on the condition precedent that the Share Exchange has not been cancelled and is expected with reasonable certainty to become effective.

The record date for the Special Dividend will be the day before the effective date of the Share Exchange (estimated at July 31, 2024). A public announcement of the record date will be issued after the date is determined separately by the Company’s Board of Directors.

The Company will pay the Special Dividend from other capital surplus as the fund source in consideration of the Company’s business performance and future business environment.

(1) Type of dividend property

Cash

(2) Allotment of dividend property to shareholders and its aggregate amount

¥100 per common share of the Company

Total dividend: ¥5,707,520,600

(Note) The total dividend is the amount calculated by multiplying the dividend per share by the balance of the total number of issued shares as of March 31, 2024 (63,858,804 shares) after subtracting therefrom the number of treasury shares (6,783,598 shares) held by the Company as of the same date (57,075,206 shares). If the number of treasury shares held by the Company changes before the record date for the Special Dividend, the total dividend may change. The actual total dividend will be the amount calculated by multiplying the dividend per share by the balance of the total number of issued shares as of the record date for the Special Dividend after subtracting therefrom the number of treasury shares as of the same date.

(3) Effective date of the dividend of surplus

October 10, 2024. However, if the effective date of the Share Exchange is changed from July 31, 2024, the effective date of the dividend of surplus will be the first bank business day after the expiration of 70 days following the effective date of the Share Exchange as changed.